Asya S. Alexandrovich | 617 210 6820 | aalexandrovich@mintz.com	One Financial Center
Boston, MA 02111
617-542-6000 617-542-2241 fax www.mintz.com
October 15, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549
Attention: Scot Foley, Esq.

Re:	OXiGENE, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 File No. 000-21990
Ladies and Gentlemen:
     On behalf of OXiGENE, Inc. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated August 5, 2010 from Jeffrey Riedler of the Staff to James B. Murphy, the Company’s Vice President and Chief Financial Officer (the “Comment Letter”), to which the Company initially responded on August 9, 2010, and the September 24, 2010 conversation between Scot Foley of the Staff and Megan Gates of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”).
     As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Comment Letter and are based upon information provided to Mintz by the Company.
Research and Development and Collaborative Agreements, page 10
     1. Comment: Elsewhere in your disclosure you make reference to your Research Collaboration and License Agreement with Bristol-Myers Squibb Company, which you have filed as an exhibit to your annual report. Please revise your disclosure to include the material terms of this agreement. If you believe this disclosure is unnecessary, please provide us with the basis for this belief.
     Response: The Company agrees to provide the following disclosure in future filings requiring disclosure under Item 101 of Regulation S-K, including its next Annual Report on Form 10-K.
     OXiGENE also has an exclusive, world-wide, royalty-bearing license from Bristol-Myers Squibb (BMS) for commercial development, use and sale of products or services covered by certain patent rights to particular combretastatins, a class of vascular disrupting agents, or VDAs. Under the BMS license, OXiGENE has the
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
October 15, 2010

right to grant sublicenses. BMS is entitled to low-single-digit royalty payments under the license agreement. All licensing fees and milestone payments under the license agreement, in the aggregate amount of $1,080,000, have been paid. OXiGENE bears the costs of preparing, filing, prosecuting and maintaining all patent applications under the BMS license and has a right, but not a duty, of enforcing patents covered by the license. Either party may terminate the license upon material default of the other party. The term of the license shall end upon the expiration of the licensed patents. The latest United States patent licensed under this agreement is scheduled to expire in December 2021.
     2. Comment: Please revise the disclosure concerning your two license agreements to state the range of royalties that may be paid to Arizona State University and Baylor University. An acceptable royalty range is as follows: “single-digits,” “teens,” “twenties,” etc. Please also state the duration and termination provisions of the agreement with Baylor University.
     Response: The Company agrees to provide the following disclosure in future filings requiring disclosure under Item 101 of Regulation S-K, including its next Annual Report on Form 10-K.
     OXiGENE has secured a technology license from Arizona State University (ASU). The ASU license is an exclusive, world-wide, royalty-bearing license for commercial development, use and sale of products or services covered by certain patent rights to particular combretastatin VDAs. Under the ASU license, OXiGENE has the right to grant sublicenses. ASU is entitled to single-digit royalty and milestone payments under the license agreement. OXiGENE bears the costs of preparing, filing, prosecuting and maintaining all patent applications under the ASU license. Under the license agreement, OXiGENE has agreed to diligently proceed with the development, manufacture and sale of products using the licensed technology. ASU has the first responsibility of enforcing patents under the license agreement. Either party may terminate the license agreement upon material default or bankruptcy of the other party. Payments made to ASU to date have amounted to $2,500,000. The agreement is to terminate upon the expiration of the licensed patents or within two months of receipt of written notice of termination from OXiGENE. The latest United States patent licensed under this agreement is scheduled to expire in October 2021.
     OXiGENE also has a license from Baylor University. The Baylor license is an exclusive license to all novel compositions developed for the treatment of vascular disorders, inflammation, parasitic diseases and infections, fungal diseases and infections and/or cancer. OXiGENE has the right to grant sublicenses under the Baylor license. The agreement with Baylor stipulates that low-single-digit royalties will be paid by OXiGENE should sales be generated through use of Baylor’s compounds, or a minimum annual royalty payment of $20,000. OXiGENE is not required to pay Baylor for use of Baylor’s compounds other than pursuant to this royalty arrangement. OXiGENE is entitled to file, prosecute and maintain patent applications on products for which it has a license under this agreement. OXiGENE has made a one-time payment of $50,000 for the licensing fee that was used as a credit against research expenses generated by Baylor. Either party may terminate the license agreement upon material

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
October 15, 2010

default of the other party. The term of the license shall end upon the expiration of the licensed patents. The latest United States patent licensed under this agreement is scheduled to expire in 2028.
Patents and Trade Secrets, page 19
     3. Comment: Please expand your disclosure concerning your patents and proprietary rights to identify the material patents you own or license by jurisdiction, duration and the products to which each patent relates.
     Response: The Company agrees to provide the following disclosure in future filings requiring disclosure under Item 101 of Regulation S-K, including its next Annual Report on Form 10-K.
Patents and Proprietary Rights
     OXiGENE actively seeks to protect the proprietary technology that it considers important to its business, including chemical species, compositions and forms, their methods of use and processes for their manufacture, as well as modified forms of naturally-expressed receptors, in the United States and other jurisdictions internationally that it considers key pharmaceutical markets. OXiGENE also relies upon trade secrets and contracts to protect its proprietary information.
     As of June 30, 2010, OXiGENE was the exclusive licensee, sole assignee or co-assignee of twenty-nine (29) granted United States patents, twenty (20) pending United States patent applications, and granted patents and/or pending applications in several other major markets, including the European Union, Canada and Japan. OXiGENE’s policy is to file United States and foreign patent applications to protect technology, inventions and improvements to inventions that are commercially important to the development of its business. There can be no assurance that any of these patent applications will result in the grant of a patent either in the United States or elsewhere, or that any patents granted will be valid and enforceable, or will provide a competitive advantage or will afford protection against competitors with similar technologies. OXiGENE also intends to rely upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel drugs. OXiGENE seeks protection, in part, through confidentiality and proprietary information agreements.
     OXiGENE considers the following United States patents owned by or exclusively licensed to OXiGENE to be particularly important to the protection of its most advanced product candidates.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
October 15, 2010

Product Candidate	Patent Scope	Patent Expiration
Zybrestat*	Methods of modulating tumor growth or metastasis by administration of combretastatin A-4 phosphate and paclitaxel	December 2021

	Lyophilized or crystalline combretastatin A-4 phosphate tromethamine	September 2021

OXi-4503**	Composition of matter for combretastatin A-1 (active)	April 2012

	Composition of matter for OXi4503 (combretastatin-A1-disodium-phosphate pro-drug)	October 2021

*	In-licensed from Bristol-Myers Squibb

**	In-licensed from Arizona State University
     In addition to these patents, for some of OXiGENE’s product candidates, it has patents and/or applications that cover a particular form or composition, used as part of combination therapy or method of preparation or use, as well as other pending patent applications. These issued patents, including any patents that issue from pending applications, could provide additional or a longer period of protection. OXiGENE also has patent applications pending that seek equivalent or substantially comparable protection for its product candidates in jurisdictions internationally that it considers key pharmaceutical markets.
     The patent expiration dates referenced above do not reflect any potential patent term extension that OXiGENE may receive under the federal Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act. The Hatch-Waxman Act generally permits a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years. The patent term restoration period is generally one-half of the time between the effective date of an investigational new drug application, or IND, and the submission date of a new drug application, or NDA, plus the time between the submission date and approval date of an NDA. Only one patent applicable to an approved drug is eligible for the extension, and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves applications for patent term extension.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
OXiGENE, Inc.
October 15, 2010

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 210-6820. Thank you for your time and attention.

Sincerely,
/s/ Asya S. Alexandrovich
Asya S. Alexandrovich

cc:	Securities and Exchange Commission Jeffrey Riedler, Esq.

OXiGENE, Inc. Dr. Peter J. Langecker Mr. James B. Murphy D. Clinton Webb, Esq.